UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Director/PDMR Shareholding dated August 03, 2022
99.2	Press Release entitled Reduction of Capital Becomes Effective dated August 03, 2022

99.1

HALEON PLC

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

3 August 2022

Notification and Public Disclosure in accordance with the requirements of The EU Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

On 2 August 2022, Haleon plc (the "Company") received notification of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Young
2	Reason for the notification
a)	Position/status	Non-Executive Director - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary Shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Purchase of Ordinary Shares in the Company
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.12	80,541

d)	Aggregated information

	- Aggregated volume	80,541

	- Price	£3.12 per share

e)	Date of the transaction	2 August 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vindi Banga
2	Reason for the notification
a)	Position/status	Senior Independent Non-Executive Director - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary Shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Purchase of Ordinary Shares in the Company
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£2.910	98,000

d)	Aggregated information

	- Aggregated volume	98,000

	- Price	£2.910 per share

e)	Date of the transaction	1 August 2022
f)	Place of the transaction	London Stock Exchange

Amanda Mellor
Company Secretary

99.2

3 August 2022

HALEON PLC
REDUCTION OF CAPITAL BECOMES EFFECTIVE
Haleon plc (the "Company") is pleased to announce that, following the sanction by the High Court of Justice in England and Wales (the "Court") of the reduction of the nominal value of the ordinary shares of the Company from one hundred and twenty-five (125) pence each to one (1) penny each and the cancellation of the entirety of the amount standing to the credit of the Company's share premium account (the "Capital Reduction") on 2 August 2022, the order of the Court confirming the Capital Reduction, and a statement of capital approved by the Court, were registered with the Registrar of Companies on 3 August 2022. Accordingly, the Capital Reduction has now become effective.
Details of the Capital Reduction were set out in a prospectus published by the Company on 1 June 2022 and the Capital Reduction was approved by shareholders at a general meeting of the Company held on 22 June 2022. The Capital Reduction itself does not involve any distribution or repayment of capital by the Company and does not change the total number of shares issued by the Company.

Enquiries
For further information:
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133	Ross Whittam	+44 7796 204198
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: August 03, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary